PRELIMINARY TERMS SUPPLEMENT NO. 13 dated May 27, 2009 (Subject to Completion)
To Prospectus Supplement and Prospectus dated February 5, 2007 and Product Supplement No. 5 dated January 16, 2009
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Filed pursuant to Rule 433 Registration Statement No. 333-140456

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 5 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-6 of this preliminary terms supplement, beginning on page PS-4 of product supplement no. 5, and beginning on page S-4 of the prospectus supplement.

References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal and Banc of America Investment Services, Inc. (BAI) is acting in its capacity as an agent in selling the notes to investors.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$
Underwriting Discount:(1)(2)	$ 0.15	$
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.85	$

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 and $0.10 per unit, respectively.

(2) For additional information, see “Supplemental Plan of Distribution” in product supplement no. 5.

* Depending on the date the Notes are priced for initial sale to the public, which may be in June or July 2009, the settlement date may occur in June or July 2009, the maturity date may occur in December or January 2011 and the Observation Dates may be adjusted accordingly. Any reference in this terms supplement to the month in which the pricing date, settlement date, maturity date or any Observation Date will occur is subject to change as specified above.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Service LLC and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Eksportfinans ASA is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Notes.

Merrill Lynch & Co.	Banc of America Investment Services, Inc.

May , 2009

Summary

The Bear Market Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due January 2011 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Notes are designed for, but not limited to, investors who anticipate that the Observation Level of the S&P 500® Index (the Index) on any Observation Date will be less than or equal to the Call Level.

The Notes provide for an automatic call of the Notes if the Observation Level of the Index on any Observation Date is less than or equal to the Call Level. If the Notes are called on any Observation Date, you will receive on the Call Settlement Date an amount per unit (the Call Amount) equal to the $10 Original Offering Price of the Notes plus the applicable Call Premium. If your Notes are not called, the amount you receive on the maturity date (the Redemption Amount) will not be greater than the Original Offering Price per unit and will be based on the direction of and percentage increase in the level of the Index from the Starting Value, as determined on the Pricing Date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forgo interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the Notes. Investors also must be prepared to have their Notes called by us on any Observation Date.

Capitalized terms used but not defined in this terms supplement have the meanings set forth in the accompanying product supplement no. 5.

Terms of the Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 18 months
Market Measure:	S&P 500® Index (Index Symbol: SPX)
Starting Value:	The closing level of the Index on the Pricing Date. The Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.
Ending Value:	The Observation Level on the final Observation Date. If it is determined that a scheduled Observation Date is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled Observation Date, the Ending Value will be determined as more fully described in product supplement no. 5.
Observation Level:	The closing level of the Index on any Observation Date.
Observation Dates:	January , 2010; June , 2010; and January , 2011 (the final Observation Date). The Observation Dates will occur approximately every six months beginning with the first Observation Date, which will occur approximately six months after the Pricing Date.
Call Level:	100% of the Starting Value.
Call Amounts (per Unit):	$10.35 - $10.55 if called on January , 2010; $10.70 - $11.10 if called on June , 2010; and $11.05 - $11.65 if called on January , 2011. The actual Call Amounts will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with the sale of the Notes.
Call Premium:	7.00% - 11.00% of the Original Offering Price per annum. The actual Call Premium will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with the sale of the Notes.
Call Settlement Date:	The fifth Banking Business Day (as defined in product supplement no. 5) following an Observation Date, if the Notes are called on such Observation Date, subject to postponement as described in product supplement No. 5; provided, however, that the Call Settlement Date related to the final Observation Date shall be the maturity date.
Threshold Value:	110.00% of the Starting Value (rounded to two decimal places).
Leverage Factor:	100.00%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S).

Determining Payment on the Notes

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations (rounded to two decimal places) assuming:

1) a hypothetical Starting Value of 908.13, the closing level for the Index on May 19, 2009;

2) a hypothetical Threshold Value of 998.94, or 110.00% of the hypothetical Starting Value;

3) a hypothetical Call Level of 908.13, or 100.00% of the hypothetical Starting Value;

4) a term of the Notes from May 24 to December 1, 2010, a term expected to be approximately equal to that of the Notes;

5) a Call Premium of 9.00% of the $10.00 Original Offering Price per unit per annum, the midpoint of the Call Premium range of 7.00% and 11.00%; and

6) Observation Dates occurring on November 24, 2009, May 24, 2010 and November 19, 2010.

The Notes are called on one of the Observation Dates

The Notes have not been previously called and the Observation Level on the relevant Observation Date is less than or equal to the Call Level. Consequently, the Notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1
If the call is related to the Observation Date that falls on November 24, 2009, the Call Amount per Unit will be:
$10.00 plus the Call Premium of $0.45 = $10.45 per Note.

Example 2
If the call is related to the Observation Date that falls on May 24, 2010, the Call Amount per Unit will be:
$10.00 plus the Call Premium of $0.90 = $10.90 per Note.

Example 3
If the call is related to the Observation Date that falls on November 19, 2010, the Call Amount per Unit will be:
$10.00 plus the Call Premium of $1.35 = $11.35 per Note.

The Notes are not called on any of the Observation Dates

Example 4
The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the final
Observation Date is not greater than 998.94, the hypothetical Threshold Value. The amount received at maturity per Note will therefore be $10.00

Example 5
The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the final
Observation Date is greater than 998.94, the Threshold Value. The amount received at maturity will be less, and possibly significantly less, than the Original Offering Price.

If the Ending Value is 1,180.57, or 130.00 % of the hypothetical Starting Value, the payment at maturity will be:
$10 + [$10 x (998.94 - 1,180.57) / 908.13] = $8.00 per Note

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, if applicable, Observation Level of the Index on the applicable Observation Date, Call Premium and term of your investment.

Summary of the Hypothetical Examples

Notes are Called on an Observation Date

Notes are Called on an Observation Date	Observation Date on November 24, 2009	Observation Date on May 24, 2010	Observation Date on November 19, 2010
Hypothetical Starting Value	908.13	908.13	908.13
Hypothetical Call Level:	908.13	908.13	908.13
Hypothetical Observation Level on the Observation Date	871.80	889.97	889.97
Return of the Index (excluding any dividends)	-4.00%	-2.00%	-2.00%
Return of the Notes	4.50%	9.00%	13.50%
Call Amount per Unit	$10.45	$10.90	$11.35

Notes are Not Called on any Observation Date	Hypothetical Ending Value does not exceed the Threshold Value	Hypothetical Ending Value exceeds the Threshold Value
Hypothetical Starting Value	908.13	908.13
Hypothetical Ending Value	953.54	1,180.57
Hypothetical Threshold Value	998.94	998.94
Is the hypothetical Ending Value greater than the hypothetical Threshold Value?	No	Yes
Return of the Index (excluding any dividends)	5.00%	30.00%
Return of the Notes	0.00%	-20.00%
Redemption Amount per Unit	$10.0000	$8.0000

Risk Factors

An investment in the Notes involves significant risks. The following is a summary of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement no. 5 and “Risk Factors – Risks related to index linked notes or notes linked to certain assets” section in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  If your Notes are not called prior to maturity, your investment may result in a loss, which could be substantial.

  Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return will be capped at the Call Premium.

  Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.

  You will not have the right to receive cash dividends or exercise ownership rights with respect to the component stocks included in the Index.

  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another.

  Purchases and sales by MLPF&S and its affiliates may affect your return on the Notes.

  MLPF&S or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return on the Notes.

  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below).

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Investor Considerations

You may wish to consider an investment in the Notes if:

  You anticipate that the level of the Index will be less than or equal to the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

  You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Index from the Starting Value to the date on which the Notes are called.

  You accept that the Notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10 Original Offering Price per unit.

  You accept that your investment may result in a loss, which could be significant, if the level of the Index increases above the Threshold Value from the Starting Value to the Ending Value on the final Observation Date.

  You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Index with no expectation of receiving distributions from the Index or receiving dividends or other benefits from owning the stocks included in the Index.

  You accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of Eksportfinans.

The Notes may not be appropriate investments for you if:

  You want to hold your Notes for the full term.

  You anticipate that the level of the Index will appreciate from the Starting Value to the Ending Value.

  You anticipate that the Observation Level will not be less than or equal to the Call Level on any Observation Date.

  You seek a return on your investment that will not be capped at the Call Premium.

  You are seeking 100% principal protection or preservation of capital.

  You seek interest payments or other current income on your investment.

  You want to receive distributions from the Index or dividends paid on the stocks included in the Index.

  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the Notes, you are consenting to each of MLPF&S and/or its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account.

MLPF&S, First Republic Securities Company, LLC and BAI may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Each of Merrill Lynch, First Republic Company, LLC and BAI may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.

Supplement to the Plan of Distribution

Subject to certain conditions, we have agreed to sell       units of Notes to MLPF&S and        units of Notes to BAI. MLPF&S and BAI have agreed, severally and not jointly, to purchase such Notes; provided that none of the Notes will be sold unless all of the Notes are purchased. Each of MLPF&S and BAI has severally agreed to purchase the specified units of Notes for the purchase price indicated on the cover of this terms supplement and have advised us that it will initially offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this terms supplement. Each of MLPF&S and BAI may offer the Notes to dealers, including affiliates that are dealers (including First Republic Securities Company, LLC and Banc of America Securities LLC), at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. After the initial public offering, the public offering price and concession may be changed. In the event of a default by BAI, our agreement with BAI and MLPF&S provides that MLPF&S will assume the obligation to purchase the Notes initially allotted to BAI. In the event of a default by MLPF&S, our agreement with BAI and MLPF&S will terminate and no Notes will be offered or sold.

The Index

All disclosures contained in this terms supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Service LLC (S&P). S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section of product supplement no. 5 entitled “Discontinuance of a Non-Exchange Traded Fund Market Measure” beginning on page PS-24. Neither we, the calculation agent, nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 30, 2009, 411 companies or 80.8% of the market capitalization of the Index traded on the New York Stock Exchange; 89 companies or 19.2% of the market capitalization of the Index traded on The NASDAQ Stock Market; and no companies traded on the NYSE Alternext U.S. stock exchange (formerly known as the American Stock Exchange). As of March 31, 2009, the aggregate market value of the companies included in the Index represented approximately 75% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds.

S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of those groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of April 30, 2009 indicated in parentheses: Consumer Discretionary (9.5%), Consumer Staples (12.0%), Energy (12.5%), Financials (12.2%), Health Care (13.8%), Industrials (10.4%), Information Technology (18.4%), Materials (3.4%), Telecommunication Services (3.7%), and Utilities (4.0%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the Index constituent stocks and received the dividends paid on those stocks.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of the then outstanding shares of such component stock. In March 2005, S&P began shifting the Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the Index.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

  holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

  holdings by government entities, including all levels of government in the U.S. or foreign countries; and

  holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (IWF) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September, when IWFs are reviewed.

Historical Data

The following graph sets forth the monthly historical performance of the Index in the period from April 2004 through April 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On May 19, 2009, the closing level of the Index was 908.13.

License Agreement

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to Merrill Lynch, in exchange for a fee, of the right to use the indices owned by Standard & Poor’s in connection with the issuance of certain securities, including the Notes. Eksportfinans is a sublicensee of the license granted to MLPF&S.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to Merrill Lynch (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to Eksportfinans, Merrill Lynch or the Notes. S&P has no obligation to take the needs of Eksportfinans, Merrill Lynch or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Standard & Poor’s does not guarantee the accuracy and/or uninterrupted calculation of the Index or any data included therein. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by Merrill Lynch, Eksportfinans, owners of the Notes or any other person or entity from the use of the Index or any data included therein. Standard & Poor’s makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event will Standard & Poor’s have any liability for any loss of profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes will be treated as a capital gain while any loss will be treated as a capital loss. This capital gain or loss generally will be long- term capital gain or loss if you hold the Notes for more than one year.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 5, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” in the accompanying product supplement no. 5, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes.

General. The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Possible New Administrative Guidance and/or Legislation. On December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to some of the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to some of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section in the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Additional Terms of the Notes

You should read this preliminary terms supplement, together with the documents listed below (collectively, the Note Prospectus), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 5 dated January 16, 2009:
  http://www.sec.gov/Archives/edgar/data/700978/000095012309000810/u06091e424b2.htm

  Prospectus supplement and prospectus dated February 5, 2007:
  http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of its structured investments (the Structured Investments), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.